                                                                   EXHIBIT(A)(1)

 OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF CURTIS INTERNATIONAL LTD.
                  COMMON SHARES AT $0.80 NET PER SHARE IN CASH

                                       BY

                            CURTIS INTERNATIONAL LTD.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON JULY 9, 2001, UNLESS EXTENDED. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 3 THROUGH 6 OF THIS OFFER TO PURCHASE. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                    IMPORTANT

         Any shareholder who would like to tender all or any portion of his or her shares of common stock of Curtis International Ltd., no par value (the "Common Shares") should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it (or such facsimile) and any other required documents to the Continental Stock Transfer & Trust Company (referred to herein as the "Depositary"), and either deliver the certificates for such Common Shares and any other required documents to the Depositary or tender such Common Shares pursuant to the procedure for book entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Shareholders having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Common Shares.

         A shareholder who desires to tender the Common Shares and whose certificates for the Common Shares are not immediately available, or who cannot deliver the certificates for Common Shares and all other required documents to the Depositary on or prior to the expiration date, or who cannot comply with the procedure for book entry transfer on a timely basis, may tender their Common Shares by following the procedures for guaranteed delivery set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

         Questions and requests for assistance may be directed to the Company at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Company.



                                                                    July 3, 2001


                                TABLE OF CONTENTS


SUMMARY TERM SHEET................................................................................................3

INTRODUCTION......................................................................................................7
 .........
SPECIAL FACTORS...................................................................................................7

1.       OPERATING HISTORY; PAYMENT OF DIVIDENDS AND REDEMPTION OF COMMON SHARES UNCERTAIN........................7
2.       PURPOSE AND FAIRNESS OF THE OFFER........................................................................7
3.       INTERESTS OF CERTAIN PERSONS IN THE OFFER...............................................................21
4.       MATERIAL FEDERAL INCOME TAX CONSEQUENCES................................................................21
5.       FINANCING OF THE OFFER..................................................................................23
6.       BENEFICIAL OWNERSHIP OF THE COMMON SHARES...............................................................23
7.       TRANSACTIONS AND ARRANGEMENTS CONCERNING THE COMMON SHARES..............................................24
8.       CERTAIN EFFECTS OF THE TRANSACTION......................................................................24

THE OFFER........................................................................................................26

1.       TERMS OF THE OFFER......................................................................................26
2.       ACCEPTANCE FOR PAYMENT AND PAYMENT......................................................................27
3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING THE COMMON SHARES......................................28
4.       WITHDRAWAL RIGHTS.......................................................................................30
5.       PRICE RANGE OF THE COMMON SHARES; DIVIDENDS.............................................................30
6.       POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE COMMON SHARES AND EXCHANGE ACT REGISTRATION.........31
7.       CERTAIN INFORMATION CONCERNING CURTIS INTERNATIONAL LTD.................................................31
8.       CONDITIONS TO THE OFFER.................................................................................34
9.       LEGAL MATTERS...........................................................................................35
10.      FEES AND EXPENSES.......................................................................................36
11.      MISCELLANEOUS...........................................................................................36


                               SUMMARY TERM SHEET

         Curtis International Ltd. is offering to purchase all the outstanding shares of its common stock (the "Common Shares") for $0.80 net per share, in cash, without interest. The following are some of the questions you, as one of our shareholders, may have and answers to those questions. We urge you to read this Offer to Purchase carefully because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who Is Offering to Buy My Shares?
We are making an offer to buy your shares of the Common Shares. See "THE OFFER--1. Terms of the Offer."

What Are The Classes And Amounts of Securities Sought in The Offer?
We are offering to buy all of the outstanding shares of the Common Shares. See "THE OFFER--1. Terms of the Offer".

How Much Are You Offering to Pay? What Is the Form of Payment? Will I Have to Pay Any Fees or Commissions?
We are offering to pay $0.80 per share for the Common Shares, net to you in cash without interest. If you are the record owner of your Common Shares and you tender them to us in the offer (which we refer to as the "Offer"), you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See "INTRODUCTION".

What Is The Market Value of The Common Shares?
The Common Shares are traded in the Nasdaq Small Cap Market. See "THE OFFER__5. Price Range of the Common Shares" for the bid history of the Common Shares. We believe that the trading in the Common Shares has been limited and sporadic. On April 27, 2001, the bid price for Common Shares was $0.44 per share. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER__5. Price Range of the Common Shares".

Do You Have The Financial Resources to Make Payment?
We will need approximately $1.37 million to purchase all the outstanding Common Shares, excluding the Common Shares beneficially owned by Aaron and Jacob Herzog, our Chief Executive Officer and President and our Chairman and Principal Accounting Officer, respectively, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), and to pay all the expenses involved in the Offer. We intend to pay the purchase price and related expenses using cash and other liquid assets owned by us. See "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer" and "SPECIAL FACTORS-5. Financing of the Offer."

Is Your Financial Condition Relevant to My Decision Whether to Tender in The Offer?
Because tendering your Common Shares in the Offer will end your ownership interest in us, we believe that our financial condition is relevant to your determination of whether the price at which the Common Shares are offered (the "Common Share Offer Price") is fair and whether you should tender in the Offer. The financial statements for us are included in the reports we have filed with the Securities and Exchange Commission (the "Commission"). You can obtain copies of these reports in the manner described in "The Offer--7. Certain Information Concerning the Company."

How Long Do I Have to Decide Whether to Tender in The Offer?
You may tender your Common Shares anytime prior to the expiration of the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on July 9, 2001, unless extended in our sole discretion. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

Can The Offer Be Extended, And If So Under What Circumstances?
Yes. We have the right to extend the Offer deadline at any time by giving written notice to Continental Stock Transfer & Trust Company ("Continental"), the depositary for the Offer. See "THE OFFER--1. Terms of the Offer".

How Will I Be Notified If The Offer Is Extended?
If we decide to extend the offering period, we will publicly announce the extension before 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled expiration date. See "THE OFFER--1. Terms of the Offer."

What Will Happen to Common Shares Not Tendered in The Offer?
Common Shares not tendered in the Offer will remain outstanding, at least for a limited time. However, the trading market for any Common Shares not tendered may be even more limited than it currently is, particularly because of the expected reduction in the public float after the tendered shares have been cancelled. In addition, the Herzog Group intends to acquire all the outstanding Common Shares by way of a merger (the "Merger") which will result in the creation of a new company ("NewCo") immediately prior to consummating a so-called going-private transaction (the "Transaction"), all as further described below. The Merger and the Transaction are conceptually discrete events, but the interim period between them will be so short as to the render the distinction meaningless.

         If you do not accept the Offer your Common Shares will, after having been converted into shares of preferred stock of NewCo as described below, be redeemed at the Common Share Offer Price immediately following the Merger. However, shareholders would be subject to a 25% (at minimum) Canadian withholding tax on such redemption and it would be the responsibility of each non-Canadian resident to make the requisite filings and apply for a refund of such withholding tax (if applicable). If you do not approve the Merger and the Transaction, you will be accorded rights of appraisal as provided for under the Ontario Business Corporations Act (the "Ontario Act"). We cannot give any assurance as to what a court of competent jurisdiction before which the matter would be heard would award you as a fair price for your Common Shares or whether it would be more or less than the Common Share Offer Price, though the Fairness Opinion (the "Fairness Opinion") rendered by Rodman & Renshaw, Inc. ("Rodman") indicates that the Common Share Offer Price is indeed a fair price. If you sought appraisal rights, you would be responsible for the costs of the litigation, unless otherwise determined by the Ontario court of competent jurisdiction. In addition, you would be subject to the above-mentioned 25% (at minimum) withholding tax. If you are eligible to receive the refund, you will be required to take certain steps, as more fully described herein. The procedure will likely not be free of cost, and your inconvenience may be considerable.

         The fact that only Common Shares tendered through the Offer are exempt from this withholding tax contributed to our decision to engage in the Offer, in that it increases the benefit to our shareholders considerably. See "SPECIAL FACTORS--8. Certain Effects of the Transaction."

How Will the Merger and The Transaction Be Effectuated?
The Herzog Group intends to form another company, the tentative name of which is Curtis Acquisition Corp (which we refer to as the "Acquisition Corp."). The Herzog Group will own all the shares of the Acquisition Corp. Promptly after the expiration of the Offer, the Common Shares owned by the Herzog Group will be reorganized into a new class of shares. These shares will have features somewhat different from the Common Shares. After the reorganization has occurred, we will consummate the Merger, resulting in the creation of NewCo, and the cessation of Curtis International Ltd. and the Acquisition Corp. as separate entities. As a result of the current concentration of ownership, we do not anticipate requiring the affirmative vote of the Common Shares not held by the Herzog Group in order to effectuate the Merger.

         After the Merger has been completed, NewCo will have three classes of shares: any untendered Common Shares, which will be converted into redeemable, non-voting shares of preferred stock of NewCo (the "Preferred Shares") in the Merger; the Herzog Group's shares that were previously Common Shares, and; the Herzog Group's shares that were previously shares in the Acquisition Corp.

         The Transaction will be completed by the immediate redemption of the Preferred Shares at the Common Share Offer Price. The Transaction will occur promptly after the Merger, and will not be subject to a vote of shareholders. The Preferred Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), but will be issued under an exemption therefrom to be found in Section 4(2) of the Securities Act. Consequently, your ability to sell or transfer the Preferred Shares will be restricted. However, the period during which the Preferred Shares would exist is so short as to render such restriction inconsequential.

Do I have the right to vote on the Merger?

Yes, you do. However, it will not in any way affect the final result of the Merger or the Transaction.

         We are an Ontario company incorporated under the Ontario Act. The Merger will require the affirmative vote of sixty-six and two thirds percent (66 2/3%) of the outstanding Common Shares. As of the date hereof, the Herzog Group owns or controls over sixty-seven percent (67%) of the outstanding Common Shares and will tender none of their Common Shares through the Offer. Consequently, you may retain your Common Shares, and you may cast them against the resolution to approve the Merger. However, such negative vote will not affect approval of the Merger or the Transaction.

         We are stating this clearly because we believe it important that you understand the reason for the Offer. The Herzog Group could, by virtue of its ownership of the required 66 2/3% of the outstanding Common Shares as provided for under the Ontario Act, have proceeded directly with the Merger and the Transaction. From a legal perspective, the Offer is completely incidental thereto. The net effect of a decision to engage in no more than the Merger and the Transaction would have been two-fold; the Herzog Group would have faced far lower costs and you would, absent the Offer, have been afforded no premium over the market price of the Common Shares. In addition, there would have been no way for you to avoid being subject to the Canadian withholding tax, to the extent such tax is applicable to you. The purpose of the Offer is to provide you with a fair price for your Common Shares and to avoid the Canadian withholding tax.

         We hereby remind you that a failure to vote against the Merger will not constitute a waiver of your rights to seek appraisal of your Common Shares under Ontario law. You will retain your appraisal rights provided that they are perfected pursuant to Ontario law.

Are You Making Any Recommendation About The Offer?
No. We express no opinion and remain neutral with respect to whether you should tender Common Shares in response to the Offer. You should determine whether or not to accept the Offer based upon your own assessment of current market value, liquidity needs, investment objectives and certain other factors, each as more fully described below. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer".

Has the Board of Directors Approved the Offer?
Yes. The Board has accepted and acted upon Rodman's opinion that the Common Share Offer Price is fair to our shareholders.

What Are the Most Significant Conditions to the Offer?
We are not required to complete the Offer unless the conditions to the Offer are met. A significant condition is the absence of any litigation, proceedings or other events that would, in the opinion of Messrs. Herzog, prohibit, prevent, restrict or delay consummation of the Offer. Other important conditions to the Offer are described in "THE OFFER--8. Conditions to the Offer." We may waive any of these conditions.

         The Offer to Purchase as filed on May 4, 2001 included the condition that there be 300 or fewer holders of record of the Common Shares. We have determined to eliminate this condition from consideration due to the varying definitions of the term "holder of record" and the resulting potential for confusion among our shareholders, as well as with a view to establishing clearly that any condition referred to herein is waivable. See "THE OFFER--8. Conditions to the Offer."

How Do I Tender My Common Shares?
To tender your Common Shares, you must do one of the following:

 (1) If you are a record holder (i.e., a stock certificate has been issued to you in your own name), you must complete and sign the applicable enclosed Letter(s) of Transmittal and send it with your stock certificate to Continental, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares." These materials must reach Continental before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

(2) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to Continental before the Offer expires, you may be able to tender your Common Shares using the enclosed Notice of Guaranteed Delivery. Please call Continental at 1-(212) 509-4000 for assistance.

(3) If you hold your Common Shares through a broker, bank or other nominee, you should contact your nominee and instruct them to tender your Common Shares. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares".

Until What Time Can I Withdraw Previously Tendered Common Shares?
You can withdraw previously tendered Common Shares until 5:00 p.m., Eastern Standard Time, July 9, 2001, unless we further extend the Offer. If we further extend the Offer, you may withdraw previously tendered Common Shares until the end of the extension period. In addition, your Common Shares may be after by the fortieth business day after the commencement date of the Offer if the Common Shares have not been accepted for payment, i.e., on June 22, 2001. See "THE OFFER--4. Withdrawal Rights."


How Do I Withdraw Previously Tendered Common Shares?
You can withdraw previously tendered Common Shares by instructing Continental. If you tendered your Common Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your Common Shares. See "THE OFFER--4. Withdrawal Rights".

To Whom Can I Talk If I Have Questions About The Tender Offer?
You can call MacKenzie Partners, Inc., our information agent for the Offer, who can be reached Toll-Free at (800) 322-2885 or collect at (212) 929-5500. You may also access our public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm.

                                  INTRODUCTION

         Curtis International Ltd., an Ontario corporation (the "Company") hereby offers to purchase all outstanding shares of its Common Shares, no par value (the "Common Shares"), at a purchase price of $0.80 per share, net to the selling shareholder in cash, without interest thereon (the "Common Share Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is being made prior to a merger (the "Merger") and a going-private transaction (the Transaction"), as more fully described below.

         If you are the record owner of your Common Shares and you tender your Common Shares to the Company in the Offer, you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as described in Instruction 6 of the Letter of Transmittal, you will not be required to pay stock transfer taxes on the purchase of Common Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See "THE OFFER__3. Procedures for Accepting the Offer and Tendering Common Shares". The Company will pay all charges and expenses of Continental as depositary (the "Depositary") incurred in connection with the Offer. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares."

         The Offer will expire at 5:00 p.m., Eastern Standard Time, on July 9, 2001, unless further extended in the Company's sole discretion.

         This Offer to Purchase and the Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.


                                 SPECIAL FACTORS

1. Operating History; Payment of Dividends And Redemption of Common Shares Uncertain

         The Company has never paid dividends on the Common Shares. Accordingly, there can be no assurance that the Company will achieve profitability at a level sufficient to assure payment of dividends on the Commons Shares that remain outstanding, assuming any such dividends were to be declared. In addition, there are no restrictions on the ability of the Company to incur indebtedness. Any indebtedness incurred by the Company would be senior to the rights conferred on the holders of the Common Shares, whether to receive dividends or otherwise. The existence of current or future indebtedness of the Company or its subsidiaries may make payment of dividends on, or redemption of, the Common Shares less probable. The Company has no present intention to pay dividends on the Common Shares.

2. Purpose and Fairness of the Offer

         Purposes, Alternatives Reasons and Effects in a Going-Private
Transaction

Purposes

         The purpose of the Transaction is to take the Company private. The purpose of the Offer is to provide the Company's shareholders fair value for their Common Shares prior to engaging in the Transaction.

Alternatives

         The Company does not believe that there is currently a viable alternative to going private. Please see "Significant Corporate Events" in this section for a delineation of the steps taken by management in its earlier, fruitless attempts to pursue such alternatives.

         In addition to the measures described in such section, the Company's management believes that it is exceedingly unlikely that a third party would make an offer for the publicly held Common Shares. Few investors would be willing to make an offer for the publicly held shares of a company in the knowledge that insiders held a controlling interest therein. Accordingly, the Company did not seek such a potential purchaser, not deeming it worthy of serious consideration.

         Further, Messrs. Herzog are personally responsible for the vast majority of the Company's business and any third party assuming control of the Company at more than liquidation price would need them to remain active in their current capacities if operations are to be maintained. Messrs. Herzog are not willing to work for a third party, nor to sell what has historically been a family-run business.

         There has been no third party offer made for the Common Shares. The Company received a letter (the "Letter") dated June 1, 2001, stating an intent to file a tender offer for all its outstanding Common Shares from D.G. Jewelry, Inc. on behalf of its wholly owned subsidiary, Diamonair, Inc., by June 7, 2001, but none was made. The Letter stated that the offer would be for all of the issued and outstanding Common Shares of the Company, subject to receiving tenders for no less than forty percent (40%) of such issued and outstanding Common Shares. Management notes that the Letter was conditioned on obtaining at least 40% of the outstanding Common Shares, which would require the Herzog group to tender its shares. The Herzog Group has indicated that it would not sell any of its shares, rendering the purported offer illusory. No tender offer was filed with the Commission by June 7, 2001 or any other date.

         As more fully described under Significant Corporate Events (see below), the Company retained two consulting firms to seek suitable candidates for acquisition, but few potentially attractive candidates were found. In addition, none of such candidates could have been acquired given the declining market price of the Common Shares.

         The Company could have selected a more direct and far less costly means of completing the Merger and the Transaction. The Herzog Group was not required to make an Offer for the Common Shares but could, under the Ontario Act, have proceeded directly with the Merger and the Transaction, to which the Offer is, from a legal perspective, entirely unnecessary. The net effect of a decision to engage solely in the Merger and the Transaction would have been two-fold; the Herzog Group would have faced far lower costs and shareholders would have been offered no premium over the market price of the Common Shares and become subject to the Canadian withholding tax, as applicable. Shareholders who accept the Offer are being offered a considerable premium to the market price and avoid being subject to the Canadian withholding tax and are spared the expenditure, time, effort and personal funds in pursuing appraisal rights and any applicable refund from the Canadian government.

Reasons

         The primary reasons the Offer is being made is to provide shareholders fair value for their Common Shares and to enable them to avoid being subject to the Canadian withholding tax. The Board reviewed the Fairness Opinion provided by Rodman and, in reliance thereon, confirmed its proposed offering price for the Common Shares of $0.80 net to the shareholder (the "Common Share Offer Price").

         The primary reasons that led to the Board's determination to take the Company private are provided below (but see also Significant Corporate Events hereinafter).

         The Company incurs significant costs in being a public company. The Company estimates that it incurs approximately $100,000 annually in connection with (1) preparing and filing with the Commission periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) preparing, filing with the Commission and mailing to shareholders a proxy statement in connection with the annual shareholders meeting, (3) the annual audit of the Company' financial statements, (4) directors' fees and other expenses and (5) directors and officers liability insurance, all of which expenses could be eliminated if the Company were no longer subject to the reporting requirements of the Exchange Act.

         Further, the trading market for the Common Shares is extremely limited. Since the Company's initial public offering in November 1998, the average daily trading volume by quarter has been as follows; approximately 30,555

Common Shares in 1999, 24,757 Common Shares in 2000, 10,888 in the first quarter of 2001 and 7,002 in the current quarter to date. As a result, the holders of the Common Shares do not have what is considered one of the main advantages of owning shares in a public company; a liquid market for their shares. Please see http://quotes.nasdaq.com.

         The recent bid prices for the Common Shares reflect the impact of recent trends, fundamental as well as technical, on their fair value. The Board of Directors believes that the low stock price is caused by the general lack of interest in micro cap securities and the Company' poor recent operating results in addition to general market conditions, which are particularly harmful to companies with a modest market capitalization, as well as by the industry-specific decrease in growth (see "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain").

         According to Rule 4310(c)(8)(B) (the "Marketplace Rule") of the Nasdaq Stock Market, Inc. promulgated by the National Association of Securities Dealers, Inc. (the "NASD"), shares that trade on the Nasdaq Small Cap Market (the "SCM") must meet a minimum bid price of one dollar. Any deficiency in this regard for a period of thirty (30) consecutive trading days will cause Nasdaq notify the Company of its non-compliance with the Marketplace Rule and alert it to the fact that it may seek a hearing to determine a course of action whereby the Company may be brought into compliance with such Marketplace Rule. The closing price of the Common Shares has been below one dollar since November 9, 2000 (see, e.g., http://stockcharts.com). Nasdaq set a date for the hearing, which was canceled due to the filing of the Offer to Purchase and the related documents. The "increasingly probable likelihood" of delisting from the Nasdaq SCM previously referred to has become a reality. The Board had long attempted to bring the minimum bid price of the Common Shares within the requirements of the Marketplace Rule but was not successful in so doing. The failure represents one of the major reasons for the Board's determination to engage in the Transaction. As of June 12, 2001, the Common Shares trade on the OTC BB rather than on the Nasdaq SCM.

         Management believes that taking the Company private is currently its best option available for the reasons delineated above and in view of the events and conditions discussed under Significant Corporate Events. The timing of the Merger and the Transaction were not determined with respect to any particular date, or with reference to some external event. Rather, the time has come to recognize that the Company's past efforts in exploring other options with the intent to increase shareholder value have not succeeded and that it is presently in a position in which it cannot reasonably expect success from such options. Management believes that the Company's ability to withstand the downturn in the retail environment will be greatly enhanced as a private entity.

         In reaching its determination to pursue taking the Company private at this time, the Board was influenced by the fact that there are costs and requirements to meet short-term objectives associated with being a public company that do not affect private companies. Management believes that the Company could far more easily sustain its business in the retail environment in the short term if it were privately held. The Company could in such case adopt a lower profile rather than pursue short-term revenue or earnings growth, with a view to its long-term financial condition rather than the numbers reportable in the next fiscal quarter. In addition, and perhaps of greatest weight, pursuing the course required to satisfy public shareholders would entail assuming otherwise unnecessary risks. These risks would not be assumed were the Company private in that they would not be considered worthwhile under a cost/benefit analysis carried out with a view to the Company's long-term interests. The reduced availability of insurance on accounts receivable with respect to many of the Company's customers in the current retail environment is representative of the factors contributing to its concern. A public company cannot act based on such a strategy without inviting further decreases in the market price of its securities, since shareholders reasonably desire improvements to the issuer's top and particularly bottom lines.

         The Board has regretfully concluded that the market price of the Common Shares will not rise to a satisfactory level in the future. Having drawn that conclusion, the Board sees no further advantage in remaining public.

Effects

Effects on the Company

         Reduced liquidity of the Common Shares

Trading in the Common Shares has been very limited. See "SPECIAL FACTORS--2. Purpose and Fairness of the

Offer." There can be no assurance that any trading market will exist for the Common Shares following consummation of the Offer. The extent of the public market for the Common Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, and other factors. An issue of securities with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Common Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Common Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Common Shares that are not tendered or purchased to be more volatile. It must be considered highly unlikely that there will be a public market after the consummation of the Offer.

         In addition it is, in point of fact, the express intention of the Herzog Group that there not be a public market for the Common Shares at all. Any Common Shares acquired by the Company in the Offer will be cancelled. Shareholders who remain shareholders of the Company after the Offer has expired will have their Common Shares converted, through the Merger, into redeemable preferred shares of NewCo, which will then immediately be redeemed with no consent required on the part of such preferred shareholders as a measure necessary to the completion of the Transaction.

         Exchange Act Registration

         The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may, given the conditions applicable to the Company, be terminated upon application of the Company to the Commission if the Common Shares are no longer held by no less than 300 holders of record. If the Exchange Act registration for the Common Shares is terminated as a result of the Offer, the amount of information publicly available to the remaining shareholders of the Company would be significantly reduced, which could adversely affect the trading market and market value for the remaining Common Shares.

         However, the fact that the Company intends to engage in the Merger followed shortly by the Transaction renders the foregoing irrelevant. The termination of the registration of the Common Shares under the Exchange Act will occur by virtue of their extinction.

         The Merger

         The reason the Offer for the Common Shares is being tendered is that the Herzog Group intends that the Company go private, which will be accomplished through the Merger followed by the Transaction. Unless every shareholder of the Common Shares accepts the Offer, the Herzog Group intends to achieve its aims through merging the Company with a non-public vehicle, which vehicle is referred to herein as the Acquisition Corp. The separate corporate existence of the Company shall cease, and the Company and the Acquisition Corp. shall become one merged corporation, referred to herein as NewCo. Shareholders of the Common Shares who do not accept the Company's Offer will have their currently issued and outstanding Common Shares converted into shares of redeemable, non-voting preferred stock of NewCo. Consequently, the current shareholders of the Common Shares who do not accept the Company's Offer will possess shares in a private company that will immediately be redeemed with no consent required on the part of the shareholders, whether on the conversion or the redemption. While the shareholders are granted rights of appraisal by the Ontario Act, it is impossible to predict what the court of competent jurisdiction would determine the fair market value of the Common Shares to be. In addition, the Canadian withholding tax, as more fully described herein, will in all likelihood be applied to shareholders who do not reside in Canada unless they accept the Offer.

         Conduct of business as a private company

         The Company will, as a private company, face a far different environment that the one in which it currently operates. The positive differences are discussed in the penultimate paragraph under Reasons hereinabove, as supplemented by the savings of over an estimated $100,000 fees payable in relation to compliance with the Exchange Act (see above) but the privatization will likely also lead to the following: (i) the greater difficulty in obtaining financing resulting from the loss of the greater confidence typically instilled by virtue of being a public company, (ii) decreased visibility leading to greater obstacles in terms of advertising and promotion of its goods and services due to the absence of name recognition and (iii) the potential disinclination on the part of some customers to do business with a private company about which no information would be publicly available. Notwithstanding the impact of the immediately foregoing unfavorable effects, however, the Company believes that it is far outweighed by the positive effects anticipated from going private.


Effects on the Affiliated Shareholders

         See "SPECIAL FACTORS -- 3. Interests of Certain Persons in the Offer" for a non-financial discussion.

         The direct benefit to the affiliated shareholders will, assuming that all Common Shares are tendered and accepted for payment, be a fifty percent (50%) increase in their share of the Company's net book value and net earnings (or, from another perspective, an increase of thirty-three percent (33%) of the total net book value and net earnings) less the amount required to pay shareholders for the Common Shares and the expenses of the Offer. The net book value of the Company as of February 28, 2001 was $10,845,854 and the net earnings (loss) for the nine (9) months ended at such date was $(443,798). The price payable for all the Common Shares would be $1,460,116 which, when aggregated with the assumed expenses of the Offer of $97,077, results in total assumed expenditures related to the Offer of $1,557,193. One third of the net book value is approximately $3,615,285. The net gain, in terms of book value, to the affiliated shareholders would be ($3,615,285 - $1,557,193) approximately $2,058,092. The direct effect on the net earnings of the affiliated shareholders will be an increase in the loss, as of February 28, 2001, of approximately $147,933.

Effects on the Unaffiliated Shareholders

         Shareholders who accept the Offer will receive a direct benefit of a premium of 81.8% over the $0.44 closing price of the Company's Common Shares on April 27, 2001. The net earnings (loss) per such Common Share was $ (0.08) as of February 28, 2001. See below for a discussion of the outlook of the Company's business, financial condition, results of operations and future prospects.

         Shareholders who do not accept the Offer will have their Preferred Shares redeemed immediately upon issuance at the Common Share Offer Price as part of the Transaction. However, shareholders who do not reside in Canada would be subject to the 25% (at minimum) Canadian withholding tax on such redemption and it would be the responsibility of each such shareholder to make the requisite filings and apply for a refund of such withholding tax (if applicable). A shareholder who does not approve the Merger and the Transaction will be accorded rights of appraisal as provided for under the Ontario Act. There can be no assurance as to what a court of competent jurisdiction would award such dissenting shareholder. Any shareholder who were to seek appraisal rights would be responsible for the costs of the litigation, unless otherwise determined by the Ontario court of competent jurisdiction. In addition, such dissenting shareholder would be subject to the above-mentioned 25% (at minimum) withholding tax. The steps required to receive a refund from the Canadian federal government will not be free of cost, and the inconvenience may be considerable.

         In addition to the foregoing effects, unaffiliated shareholders who tender their Common Shares through this Offer will be unable to benefit from the potential appreciation in the market price of the Common Shares, had such Common Shares remained publicly tradable. Since this Amendment II is filed in connection with not only a tender offer but also a going-private transaction, the same will of course apply to unaffiliated shareholders who do not tender their Common Shares, as well as to the affiliated shareholders, i.e., the Herzog Group.

         Unaffiliated security holders have access to the Company's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm. No other information or service is provided to the unaffiliated security holders. Unaffiliated security holders are asked to contact MacKenzie Partners, Inc., the Company's Information Agent, collect at (212) 929-5500 or Toll-Free at (800) 322-2885.

         Fairness of the Going-Private Transaction

Fairness

         The Company is not taking a position or recommending that unaffiliated shareholders accept the Offer. Neither the Company nor its management wishes or intends to exert any influence over the unaffiliated shareholders' decisions with respect to their acceptance of the Offer since the Herzog Group may be affected by the aggregate number of Common Shares that are tendered. The Board believes that the Offer is fair, but has not resolved that the Company take a position on the Offer or how it relates to the fairness of the Merger and the Transaction, an entirely different concept. The Board notes that dissenters' rights of appraisal are available under the Ontario Act in the event that any shareholder desires to exercise such right. The Board does not believe that it is called upon to recommend a course of action to the unaffiliated shareholders, nor that it would be appropriate to do so, but believes the Offer is fair based upon the extensive review of the elements delineated below and in reliance on the Fairness Opinion.

         The Board of Directors, including Messrs. Herzog, has determined the Common Share Offer Price to be fair, in view of all the relevant circumstances, to shareholders of the Common Shares. The Board can state categorically that its view is based upon an extensive review of all material factors.

Certain Factors Considered in Determining Fairness

-        The average daily closing bid prices on the Nasdaq SCM over the thirty
         (30), sixty (60) and ninety (90) day periods ending as of the date of this Offer to Purchase, which were $0.5397, $0.5496 and $0.5833, respectively;

-        The lack of an active trading market for the Common Shares;

- The fact that the Company's ability to engage in acquisitions, a key advantage of being a public company upon which the decision to undertake the Company's initial public offering was predicated, has been drastically undermined as a result of the low market price of the Common Shares;

- The most recently reported sale price of the Common Shares prior to the public notification of the Offer ($0.48), and

- The fact that the Common Shares were, in management's considered opinion, soon to be delisted from Nasdaq as a result of their current price (see above).

         Management has been involved in the business of the Company for a significant period, and believes itself capable of evaluating the discrete factors that affect the Company and its business and what degree of weight to ascribe to each such factor. The principal financial issues taken into account prior to the making of the decision to engage in the Transaction and the fairness of the consideration offered to the holders of the Common Shares are discussed below. While the Board stakes no claim to perfect knowledge, it can assert that no factor other than those discussed in this section influenced its evaluation of a fair value to offer the Company's unaffiliated shareholders and subsequent acceptance of the Common Share Offer Price to be proposed for Rodman's appraisal as a fair price for the Common Shares (though they do not encompass the entirety of the reasons impelling the Transaction, for which the reader is advised to see "Reasons," above). Readers are advised that the discussion is properly understood to concern neither the Transaction nor the Common Share Offer Price independently of the other, but that it details a set of variables severally affecting the equity of the latter in the context of the former. Management has reviewed the factors it deems material from the perspective of an executive of a small company, gauging the importance of each factor as it pertains to Curtis International Ltd. in particular, while Rodman's evaluation is, necessarily, based on a broader evaluation of other companies that engaged in similar transactions.

Current Market Price

         The low market price of the Common Shares has the effect of reducing the Company's ability to conduct placements, whether private or public, of its securities in order to raise capital and to perform acquisitions with its paper, means by which it could otherwise have accomplished its plans for expansion, a criterion management unreservedly believes represents an indispensable constituent in fostering the long-term success of the Company's business.

         The low volume of trading results in a lack of a liquid market for the Common Shares and offers little in the way of exit strategies for investors, which clearly influences the investment decisions of persons or entities who might have been willing to purchase Common Shares. Management places heavy emphasis on this factor.

Historical Market Prices

         The market price of the Common Shares has been subjected to a continual, downward trend despite the fact that the Company was reporting significant growth in both the top and bottom lines. Management sees little reason to believe that its future results in terms of both revenues and net income would reverse this trend. The plausibility of material, sustained appreciation in the market price of the Common Shares is deemed negligible, particularly in light of the delisting from the SCM. Management's conviction is easily illustrated by examining the Common Shares where historical market prices, whatever be the period examined (see, e.g., http://stockcharts.com). Concurrently therewith, support for the Common Shares among broker-dealers has seen a sharp decline, which is a frequent feature of shares in which investors have lost confidence, interest or both. Management deems this factor to be of critical importance.

Net Book Value

         The Company's net book value per Common Share, as of February 28, 2001, was $2.05. Management believes that net book value is among the most illusory of financial indicators for a company that markets serviceable products, because the value of the products such as those marketed by the Company is dependent on a warranty, the absence of which would negatively impact value. Inventory and accounts receivable represent 76% of the Company's book value. In light of the Company's exposure to the current weak retail environment, and the fact that the Company's products would be worth significantly less without the benefits of an ongoing warranty, management did not place a great deal of emphasis on this factor.

Going Concern Value

         Management believes that the current low market price and trading volume of the Common Shares represents a ceiling that will persist for the foreseeable future, since it appears to management that investors have lost interest in the Company. The market price of the Common Shares has declined despite management's ability, until recently, to generate revenues and derive earnings therefrom. Consequently, management questions whether even a return to profitability would inspire investors and materialize in a positive movement in the market price of the Common Shares. Compounded by the Company's resulting inability to make the acquisitions called for by its business model, this disinterest implies a clear and present going concern.

         Furthermore, the general retail environment including, but not limited to, the attenuation and disappearance of the regional chains is an issue of tremendous importance to the Company's ability to market its products. The demonstrated aggressiveness of the major brands in pursuing the fewer remaining retailers diminishes the Company's opportunities for market entry and highlights its difficulty in competing with these major manufacturers and distributors.

         Another factor impinging upon the Company's business is the marked diminution of its customer base, both actual and potential, resulting from the number of companies that have resorted to chapter 7 and 11, as aggravated by its related unwillingness to enter into contractual relationships with a number of retailers that may never provide adequate consideration for the Company's products and services. In addition, others pose severe credit risks and accordingly do not constitute dependable business partners. The decreasing revenues seen in the context of selling serviceable products entails a disadvantageous, from the Company's perspective, effect on the ratio of cost of sales over earnings. Because this factor encompasses a plurality of material factors ignored by concepts such as net book value (or related ones, e.g., net tangible assets, etc.), management attributes far greater weight to this element, though somewhat less than it accords the first two factors delineated hereinabove.

         Management has not conducted a going concern analysis of the type that investment banking firms produce per se. Nonetheless, it has assessed the Company's value to the best of its ability using principles similar to those employed by research departments of financial institutions. A conventional going concern analysis was not deemed appropriate, due to its limited applicability, for the reasons discussed under "Preparer and summary of the report, opinion or appraisal" (see below), foremost among which is the fact that the abrupt, sharp plunge in the Company's recent sales and earnings renders such analyses unreliable.

Liquidation Value

         The decrease in sales has led to a corresponding increase in the Company's inventory. In addition, the Company markets serviceable products. The requirement that there be a viable warranty guaranteeing service of the products would, in a liquidation scenario, drastically reduce the price payable therefor; the potential occurrence of a necessarily irremediable malfunction would unquestionably reduce the products' appeal. Accordingly, the Company did not undertake an in-depth liquidation value analysis, as the Board quickly realized that it would clearly not be in the unaffiliated shareholders' best interests. There were, therefore, no steps taken to conduct an analysis of the Company's liquidation value beyond the measures undertaken with respect to the Company's going concern value (see immediately above). This factor is deemed significant, though it was not seen as crucial.

Purchase Price Paid in Previous Purchases

         As discussed under the rubric Significant Corporate Events, management took steps to attempt to resuscitate the market price of the Common Shares during the fall of 2000. When repurchasing the Common Shares on the open market, it obviously paid the market price therefor. This factor was considered in determining the Common Share Offer Price, but less as a factor like the others referred herein than as a standard against which the Common Share Offer Price may be comparable. Management deems it an expression of its fiduciary duty to the Company's shareholders that it pay its shareholders $0.80, which represents a premium in excess of eighty percent (80%) on the prevailing market price on April 27, 2001, one (1) business day before the Offer was formally approved by the Board and four (4) business days before it was filed with the Commission and disseminated to the shareholders. Management believes, with which belief the Board agrees, that $0.80 is a fair price for the Common Shares.

Purchase Price Paid in Previous Tender Offers

         As discussed in Premiums Paid Analysis hereinafter, Rodman performed various analyses in connection with its conclusion that the Common Share Offering Price is fair to shareholders from a financial point of view. The Board recognizes, as does Rodman, that whereas the comparability of the reviewed transactions to the Offer and the Transaction described herein is somewhat limited in terms of size and industry, the reviewed transactions are all similar to the instant case in that each one consisted of acquisitions made by majority shareholders for minority positions in public companies. Accordingly, the Board was satisfied that Rodman had conducted its analysis using the most closely resembling transactions available and that the differences were, if certainly a factor, not dispositive, and that the premiums paid analysis was the most significant factor in determining that the Common Share Offering Price was fair. See "Premiums Paid Analysis" hereunder.

The Fairness Opinion

         Management has relied on Rodman's Fairness Opinion in supporting its conclusion that the Common Share Offer Price is fair to shareholders in acknowledgment of Rodman's experience in the field. The Board agrees with management's conclusion that the Common Share Offer Price is fair to the shareholders.

Additional Factors

         The imminent delisting of the Common Shares from the Nasdaq SCM (which has now occurred) self-evidently exerted a great deal of influence over management's decision-making. Management was motivated by the impulse of securing as much of a benefit to the Company's shareholders as feasible within the applicable temporal constraints imposed by the Marketplace Rule. Management anticipated that delisting would have a material, adverse effect on, above all, the Company's Current Market Price and its Going Concern Value.

         As a result of the foregoing, management does not foresee any material improvements to the Company's business, financial condition, results of operations or future prospects and can therefore state categorically that it believes the Common Share Offer Price to be fair to the Company's shareholders in the context of the Transaction.

         Neither the Board nor management ever discussed soliciting a third offer for the publicly held shares in any depth, not believing that any such offer would be seriously undertaken in that (1) the Herzog Group has no intention of selling its Common Shares, and (2) there is a minimal market for acquiring minority positions in companies of this size. The Company is not making the Offer as a means of acquiring a controlling interest in the Company, since it already controls a super-majority and can effect whatever corporate decision the Herzog Group deems in the Company's best interests. Further, it is not engaging in the Transaction as a reaction engineered to pre-empt or prevent some external event, but solely for the reasons discussed elsewhere in this Amendment II, as evidenced by the summary of the Board's discussions over the recent past and narrated under the section Significant Corporate Events hereinafter. Consequently, the issue of soliciting third party offers was never considered a viable option by the Board, and was accordingly never factored in to the consideration offered to the unaffiliated shareholders as a variable in determining the Common Share Offer Price. Messrs. Herzog and the Company all believe the Common Share Offer Price to be fair to the Company's unaffiliated shareholders.



         No unaffiliated representative was hired to negotiate on behalf of the unaffiliated shareholders. The aggregate market value of the Common Shares held by the unaffiliated shareholders was approximately $755,000 immediately prior to public notification of the Offer (whereas the purchase of the Common Shares held by the unaffiliated shareholders at the Common Share Offer Price will cost the Company well in excess of $ 1,400,000). While the Company believed it entirely reasonable to comply with the request made of the Board by its independent director to retain an investment banking firm to opine on the fairness of the Common Share Offer Price, any unaffiliated representative retained to negotiate on behalf of the unaffiliated shareholders would have had to factor its own fees in such negotiation. In light of the fact that the Company is by any measure a small business possessed of limited and decreasing liquid resources as reinforced by due regard to its full legal power to consummate the Merger and the Transaction without making any tender offer to unaffiliated shareholders whatsoever, management of the Company is fully comfortable in stating that it believes the Common Share Offer Price to be fair to unaffiliated shareholders, a position concurred in by the independent director in reliance upon Rodman's Fairness Opinion.

         Similar reasoning pertains to the question of approval of the unaffiliated shareholders. The Company reiterates that it is under no obligation to seek the approval of its unaffiliated shareholders, nor to make them a tender offer. The Offer is being made as an expression of the Board's desire to treat such unaffiliated shareholders in the most equitable manner at its disposal, having unsuccessfully attempted other means to accomplish aims shared by all the Company's shareholders. In conclusion, the Company harbors no qualms about, and sees no need to vacillate with respect to, the procedural fairness of the context in which the Merger and the Transaction are to be consummated, because it firmly believes that the fairness of the Merger and the Transaction, understood within this context to include the making of the Offer, is constituted by its substance rather than its procedural details, the latter of which is in any case within the purview of the Ontario Act.

         Finally, the Company discussed the procedural steps of engaging in the Transaction with its Canadian counsel. Based on the advice rendered thereby, the Company was able to offer its shareholders a solution that offered them not only a considerable premium over the market price of the Common Shares, but was also able to devise means by which shareholders who do not reside in Canada are able to avoid Canadian federal income tax withholding, thus further ameliorating the terms offered to the shareholders.

         In summary, the Board believes that by reviewing the factors considered in determining fairness as set forth in this section and the protections afforded to non-tendering shareholders by Ontario law, it believes that it has a reasonable basis for its determination that the Offer is procedurally fair to unaffiliated shareholders.

Approval of Security Holders

         The Transaction is not structured so as to require the approval of a majority of the unaffiliated shareholders. Approval of the resolution authorizing the Merger, which is a prerequisite of the Transaction, will not require the vote of any unaffiliated shareholder, whereas the Transaction itself necessitates no shareholder vote whatsoever.

         The Company is an Ontario company incorporated under the Ontario Act. The Merger will require the affirmative vote of sixty-six and two thirds percent (66 2/3%) of the outstanding Common Shares. Prior to the Offer, the Herzog Group owned or controlled over sixty-seven percent (67%) of the outstanding Common Shares and will tender no such Common Shares through the Offer. Consequently, unaffiliated shareholders may retain their Common Shares, and may cast them against the resolution whereby the Merger will be approved, but passage thereof will not be affected by the vote. Dissenting shareholders are granted appraisal rights under the Ontario Act.

Unaffiliated Representative

         There have been no negotiations between the Company and any unaffiliated shareholders, whether retained by the non-employee Director of the Board or otherwise. However, the Board of Directors has, at the request of David Ben-David, the Company's non-employee Director, retained Rodman to produce a Fairness Opinion. No independent committee was appointed to negotiate on behalf of the unaffiliated shareholders.

Approval of Directors

         The Offer for the Common Shares has been unanimously approved by the Company's Board of Directors. The Company believes that the Offer is fair, but is not making a recommendation to its shareholders because it is an interested party, as are its affiliates. While the number of Common Shares tendered will be of little practical significance, and the Company could have accomplished its stated goals without making shareholders the Offer, the Company does not intend to exert direct influence over the decision to be made by the shareholders. The Board retained Rodman to determine whether the Common Share Offer Price is fair, and is relying on Rodman's opinion that it is. Holders of Common Shares should determine whether to accept the Offer based upon their own assessment of, among other factors, current market value as well as the trading volume of the Common Shares, liquidity needs and investment objectives. The Transaction has been approved by Board, including by the Company's non-employee director.

         Reports, Opinions, Appraisals and Negotiations

Report, opinion or appraisal

         The Board of Directors has received a Fairness Opinion from Rodman & Renshaw, Inc, a national investment banking firm, which Fairness Opinion is based on Rodman's analysis as contained within the report relating thereto (the "Report") and concludes that the Common Share Offer Price is fair to unaffiliated shareholders from a financial point of view.

Preparer and summary of the report, opinion or appraisal

         The Board of Directors retained Rodman to provide a Fairness Opinion with respect to the Transaction and the Report, filed herewith as Exhibits
(A)(2) and (A)(8), respectively.

         Rodman is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         The method the Company used in its selection of Rodman was a resolution adopted by the Company's Board after discussions with several investment banks. The Company, after consulting with its securities counsel, felt that Rodman had the requisite expertise to provide the Fairness Opinion. This determination was based primarily on the extensive experience of Rodman's Senior Managing Director and his staff. At the behest of the independent director, the Company subsequently acted on such request pursuant to the method referred to above.

         There was no relationship, material or otherwise, between Rodman and the Company prior to the Company's retention of Rodman to provide the Fairness Opinion. Rodman is to be paid a fee of $38,500 for its services.

         The Common Share Offer Price was proposed by the Board, subject to the conclusions of the Fairness Opinion performed by Rodman. Upon receipt of the Fairness Opinion, which determined that the Common Share Offer Price was a fair price for the Common Shares from a financial point of view, and in view of the Company's business, financial condition, results of operations and future prospects, the Board confirmed the establishment of $0.80 net in cash per Common Share as the Common Share Offer Price.

         In preparing the Fairness Opinion and the underlying Report, Rodman utilized several methods to arrive at its conclusion, including comparing the premium over the prevailing market price received by stockholders in similar transactions, especially in light of the liquidity of the Company's Common Shares. The Report provides depictions and demonstrations, as the case may be, historical income statement data, the trading range of the Common Shares, comparative stock performance and analyses based on the valuation of the Common Shares, as expressed through premiums paid, comparable companies and comparable transaction. See the Report filed herewith, a summary of which is provided below.

         Comparable transactions analysis

         Rodman reviewed publicly available information for completed acquisitions of target companies in the consumer electronics industry announced since January 1, 1999. Only one transaction fulfilled these criteria, Polk Audio's self-tender offer. The ratios of total consideration to revenue, Earnings Before Interest and Taxes ("EBIT") and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") for Polk's offer were 0.3, 3.0 and 2.2, respectively. The ratios for the Offer are 0.1, 1.6 and 1.5, respectively. In other words, the consideration Curtis is offering its shareholders is approximately ten percent (10%) of its annual revenues, one hundred and sixty percent (160%) of its net earnings and one hundred and fifty percent (150%) of its net earnings as adjusted for depreciation and amortization.

         Comparable companies analysis

         Rodman used a comparable company analysis to analyze the Company relative to its peers with respect to trailing twelve months operating performance and public market valuation. Rodman compared the Company with selected public consumer electronics companies with trailing twelve month revenues below $500 million. The peer group consisted of Boston Acoustics, Inc., Emerson Radio Corp. and Koss Corporation. Although these companies were considered comparable to the Company for the purpose of this analysis based on certain characteristics of their respective businesses and financial performance, none of these companies possesses characteristics identical to those of the Company. The comparable company analysis shows that the Company was, before public notification of the Offer, trading at a steep discount to its peers by any metric. The average multiples of total market capitalization to trailing twelve month revenue, EBIT and EBITDA for the peer group were 0.9, 6.6 and 5.9. The corresponding multiples for the Company, as adjusted for bad debt expense, were 0.03, 0.7 and 0.6. On an unadjusted basis, the multiple for revenue was 0.03 while the EBIT and EBITDA multiples were not meaningful due to the negative reported EBIT and EBITDA.

         Discounted cash-flow analysis

         Rodman did not review the Company's projections due to a lack of forward visibility with respect to the Company's operations. Rodman's view of the uncertainty surrounding the future prospects of the Company was based on the recent substantial decline in its operating performance, the bankruptcy of several major customers, the volatility of the micro-cap market and the downturn in retail sales in general. The fact that the Company's sales dropped by 50% in the quarter ended February 28, 2001 illustrates the inadequacy of discounted cash-flow analyses (a.k.a. going concern analyses) in this instance. Because Rodman did not believe in the reliability of any result derived from a discounted cash-flow analysis, it neither requested projections nor evaluated the fairness of the Common Share Offer Price using such projections.

         Premiums paid analysis

         Rodman's analysis of premiums paid was based upon the review and analysis of the range of premiums paid in similar acquisitions of minority ownership positions. Rodman reviewed 20 recent transactions (the "20 Transactions") that it deemed relevant where the ownership of the acquiror in the target six months prior to the announcement of the transaction was greater than 50%. Using publicly available information, Rodman obtained the premium of the offer price per share relative to the target company's stock price one day, one week and one month prior to the date of announcement of the transaction (the "Announcement Date"). The mean and median range of premiums paid to the target company's stock price one day, one week, and one month prior to the Announcement Date were 52.5% and 33.4%, 55.3% and 43.6%, 58.6% and 54.4%, respectively. The corresponding figures for the Common Shares, where May 4, 2001, was the Announcement Date, are 45.5%, 81.8% and 60%. The sole instance in which the premium represented by the Common Share Offering Price is lower than the median and mean figures is the mean for one day prior to the Announcement Date. The Common Share Offer Price of $0.80 represents a premium of 81.8% over the $0.44 closing price of the Company's Common Shares on April 27, 2001, the date Rodman used to perform its analysis.

         The 20 Transactions Rodman reviewed are given below.


Transaction Date     Target                          Acquiror                           Target  Market Cap. ($)
--------------------------------------------------------------------------------------------------------------------
04/19/00             Conning Corp                    Metropolitan Life Insurance Co            131,518,217
04/28/00             Metrika Systems Corp            Thermo Instrument Systems Inc              71,399,482
04/13/00             ONIX Systems Inc                Thermo Instrument Systems Inc             125,628,335



04/07/00             Thermedics Detection Inc        Thermedics                                153,326,179
04/14/00             Thermo BioAnalysis              Thermo Instrument Systems Inc             381,613,579
05/12/00             Thermo Optek Corp               Thermo Instrument Systems Inc             740,840,612
03/31/00             Thermo Sentron Inc              Thermedics                                136,231,929
05/12/00             ThermoQuest Corp                Thermo Instrument Systems Inc             632,038,500
09/15/00             Vastar Resources Inc            BP Amoco PLC                            6,975,598,515
04/20/00             Travelers Property Casualty     Citigroup Inc                          12,974,985,484
06/08/00             Homestead Village Inc           Security Capital Group Inc                330,086,562
06/27/00             Hartford Life                   Hartford Fin Svcs Group Inc             5,956,032,847
07/17/00             Cherry Corp                     Investor Group                            130,545,350
11/16/00             JLK Direct Distribution Inc     Kennametal Inc                            143,998,659
09/27/00             800-JR Cigar Inc                Investor Group                            127,519,714
11/08/00             Minolta-QMS Inc                 Minolta Investments Co                     39,798,393
11/29/00             Trex Medical Corp               Thermo Electron Corp                       33,945,384
12/22/00             pcOrder.com                     Trilogy Software Inc                       58,038,712
03/16/01             Azurix Corp                     Enron Corp                                418,001,538
04/12/01             Vitaminshoppe.com Inc           Vitamin Shoppe Industries Inc               6,362,211


         As the table demonstrates, only one of the 20 Transactions completed since January 1, 2000 was of comparable size to the Transaction. None of the companies referenced above was involved in consumer electronics, the industry in which the Company operates. For a full discussion of the analysis of such 20 Transactions, see the Report filed herewith.

         Rodman also considered the recent downturn in the Company's operating performance, the potential negative impact of the recent bankruptcy of several key customers on the Company's future prospects and the potential delisting from Nasdaq of the Company's Common Shares, among other factors.

         Although none of the transactions reviewed occurred in the same industry as that in which the Company operates and only one transaction was of a similar size, the reviewed transactions are all similar to the instant case in that each one consisted of acquisitions made by majority shareholders for minority positions in public companies. Since January 2000, there has been no such transaction in the Company's industry and only one of comparable size.

         In arriving at its conclusion, Rodman did not attribute any particular weight to the analyses or factors it considered, but rather made qualitative judgments as to the significance and relevancy of each piece of analysis and factor. Accordingly, Rodman believes that its finding must be considered as a whole and that placing greater reliance on one portion of its analyses and of the factors than another could result in a misleading or incomplete view of the process underlying its conclusion. See the Report filed as an exhibit hereto for further information in relation thereto.

Availability of documents

         The Fairness Opinion was mailed to shareholders with the Offer to Purchase and is available for review at the Commission's Web site at www.sec.gov, as is the Report, filed herewith as Exhibit (A)(8).


         Past Contacts, Transactions, Negotiations and Agreements

Transactions

         See "SPECIAL FACTORS -- 7. Transactions and Arrangements Concerning the Common Shares."

Significant Corporate Events

         Management of the Company began considering, with the backdrop of a decline in the market price of the Common Shares, means to improve such price during discussions held during the summer of 2000, including the possibility of a privatization or a share buyback. Management initiated consideration of a repurchase program of the Common Shares early in August, and discussed the matter with the Board shortly thereafter.

         The Company repurchased 95,400 Common Shares for cancellation on August 10, 2000 (see "SPECIAL FACTORS -- 7. Transactions and Arrangements Concerning the Common Shares"). The Common Shares were purchased at market price on the date of such purchase.

         On August 15, 2000 the Board discussed, at Aaron Herzog's request, the declining market price of the Common Shares, and the relative merit of various potential solutions in restoring the Common Shares' former price range.

         The Board discussed the following remedial actions:

1. Engagement of a public relations firm - The Company had previously retained PR firms, the effect of which was to provide no more than minor, temporary increases in the market price of the Common Shares. Accordingly, the Board had little faith in the prospects of this option.

2. Acquisition of other companies - between March 1999 and March 2000, the Company asked two consulting firms to find companies that could prove suitable candidates for acquisitions. However, the Board was not presented with compatible firms that could be acquired at reasonable prices. The decline in the market price of the Common Shares had drastically curtailed the Company's ability to finance acquisitions with its Common Shares, eliminating from consideration the few attractive prospects found.

3. Privatization - Jacob Herzog brought up the idea of privatization by the majority shareholders in light of the general trend of the retail environment, the illiquidity of the Common Shares, the bear market with respect to micro-cap issues in general and the declining market price of the Common Shares in particular, the latter of which severely hampered the Company's ability to utilize its securities to finance acquisitions, the strategy that appeared to the members of the Board to constitute the optimal means of restoring the market price of the Common Shares to its former level. The Herzog Group had no intention of selling the their majority interest in the Company, but were willing to consider the purchase of the publicly held Common Shares if that course of action were in the shareholders' best interests. Jacob Herzog submitted that this strategy would at least have the advantage of procuring a viable exit strategy for the public shareholders, many of whom had purchased the Common Shares at higher valuations with expectations that appeared increasingly unlikely, given the projections for the market as a composite, to be met within the foreseeable future.

         The Board believed that it was premature to seriously consider privatization at the time, preferring an attempt to resuscitate the market price of the Common Shares through proceeding with a share repurchase program and relying on the Company's positive numbers to balance the prevailing negative influence exerted on not only the Common Shares but also many other micro-cap issues.

4. Share repurchase - The rationale for this approach was that an expression of the Board's confidence in the Company and its results of operations could prompt greater attention being paid to the Common Shares by the investment community, as well as stimulate renewed optimism therein. Since any Common Shares repurchased would be cancelled, the Board was also motivated by the beneficial effect that the repurchase would have on the ratio of earnings per share. The Board decided to pursue this option as it was determined to be the most feasible and most apt to achieve the desired result. On August 22, 2000, the Board passed a resolution confirming the authorization of the share repurchase.

         During the following two months, the Board viewed with dismay the negligible effect of the repurchase program on the market price of the Common Shares, and its trepidation was further aggravated when, in early November, the market price sank below one dollar per share, triggering the running period of the Marketplace Rule (see "SPECIAL FACTORS 2. - Purpose and Fairness of the Offer"). The fact that continued listing on the SCM had become jeopardized compelled management to resume discussions of the Company's options.

         In a conversation held by the Board in early November it was determined that no real acquisition opportunities had surfaced and that the relentless deterioration of the market price of the Common Shares was making it steadily more difficult to use acquisition strategies as means of countering the market's attenuated support. Management was at a loss to explain why the Company's positive results did not translate into greater willingness to purchase and hold the Common Shares. The Board discussed the widespread decline in the micro-cap market, and deliberated on how much of the

Common Shares' depreciation was merely emblematic thereof and how much was due to the Company's individual situation. During this meeting Aaron Herzog brought up the strategy of privatization by the majority shareholders, conceding that it was becoming an alternative that appeared increasingly unavoidable. However, he made no motion that it be undertaken, believing that a resurgence in the market price was still plausible, if not likely. Since the other members of the Board were equally disinclined to privatize the Company, finding the surrender that it would represent severely unpalatable, it was agreed that no such approach be pursued at this stage.

         Conversely, the Board decided to make another attempt at revitalizing the market price of the Common Shares through another repurchase, in the anticipation that such an action would demonstrate the Board's continued confidence, remaining hopeful that the Company would be able to report some major positive news which would have a significant, enduring impact on the market price.

         Nonetheless, the depreciation continued unabatedly despite the repurchase of an additional 14,500 Common Shares on December 1, 2000. The Common Shares were once again purchased at market price on the date of such purchase. On December 27, 2000, the Company was notified by the Nasdaq that the Common Shares had traded below $1.00 for 30 consecutive days and was therefore confronted by the delisting of the Common Shares unless the Common Shares could sustain a price above $1.00 for 10 consecutive days within the following 90 day period. This prospect led management to reconsider the possibility, if not the desirability, of maintaining the Company's listing on the Nasdaq SCM. Accordingly, management again considered the issue of taking the Company private.

         In late December, the Company's predicament was further aggravated when it was made aware that Montgomery Wards, one of its major customers had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code. Management was initially unsure as to the impact of the loss; the customer was a subsidiary of General Electric Co., clearly a major corporation, leading Aaron and Jacob Herzog to believe that no material default would result from the filing. When the full consequences were clarified - approximately one month after the announcement of the Chapter 11 filing - Messrs. Herzog were forced to confront the dilemma posed by the fact that the market price of the Common Shares had been in steady decline despite the Company having shown positive results of operations; the question of what would occur now that the Company's performance could no longer be contrasted with the market's persistently negative evaluation seemed unanswerable. As it became increasingly likely that the loss would effectively expunge the entirety of the profits achieved over the preceding nine-month period, the outlook for maintaining the listing of the Common Shares appeared futile. Accordingly, Messrs. Herzog brought the matter to the Board's attention in late January. Notwithstanding the members' growing misgivings, it was determined to do no more than monitor the situation closely and await definitive confirmation of the development. Management was to date not convinced of the precise effect of the Chapter 11 filing on the Company's business, which was also impacted by the general retail environment. Implementing the privatization of the Company was considered but, since the Board remained strongly reticent to take action that might with hindsight prove to have been precipitate, postponed once again.

         On March 28, 2001, the Company received notice from Nasdaq that the 90 day period had expired. Management had at this point seriously considered taking the Company private after an extensive review of all the plausible scenarios (see above). Management then discussed privatization with the Board, undertaking a careful examination of the Company's outlook. See "SPECIAL FACTORS - 2. Purpose and Fairness of the Transaction."

         In light thereof, Aaron Herzog initiated discussions with the Board on March 29 and 30, 2001 to review the Company's situation and options. The discussion was wide-ranging, and encompassed all the events that had taken place since the Company's initial public offering, most notably (i) the Company's inability to make acquisitions, and (ii) the lack of effect of the repurchase program. In addition, the members of the Board examined the cumulative effect to date as well as the probable outlook for the Company as seen through the prism of the external elements that had altered or reinforced, as the case may be, the Company's position since the repurchase program was initiated, including (i) the micro-cap market's continued decline and concomitant illiquidity, (ii) the material, adverse effects on the Company's financial condition resulting from the required write-offs of accounts receivable, (iii) the major loss to the Company, in terms of future revenues and earnings, of key customers currently in Chapter 11 proceedings, (iv) the general, deteriorating retail climate in North America and the impact thereof on the Company on a going forward basis, (v) the devastating results of operations in the recent quarter, expressed in terms of revenues and earnings and (vi) the tightening availability of insurance on accounts receivable with respect to many retailers, leading to increased difficulty in obtaining such insurance, if available at all; this last factor indicated to the Board that the retail environment of the industry in which the Company operates was headed for a severe contraction.

         The totality of the foregoing events and conditions contributed to the pessimism in not only the Company's ability to announce very positive news but also sowed doubt as to the effect on the market price of the Common Shares any such development, however unlikely, would have. Based upon the experience of the previous three quarters, the Board anticipated that the market price would continue to decline.

         Messrs. Herzog proposed to present a privatization option to be made by the majority, to be preceded by a tender offer, as the best option available for all shareholders as well as the Company's business. The tender offer would afford the shareholders an exit strategy in an illiquid market and would provide the shareholders a premium over the persistently declining market price of the Common Shares. The Company would also be able to operate in a lower-cost environment and would more easily be able to adapt its business strategy in the depressed and increasingly volatile retail environment, which strategy would include maintaining a lower profile. The Board agreed that the time had come to give privatization serious consideration, and asked the Herzog Group to submit its proposal. David Ben-David requested that the Board seek a fairness opinion from an independent investment banking firm. Rodman & Renshaw, Inc. was selected to perform a Fairness Opinion.

         In the period between April 3 and April 20, 2001, the Board repeatedly discussed the variables to consider in determining the price to be offered to the shareholders in light of the issues delineated throughout this Amendment II, with particular reference to "SPECIAL FACTORS - 2. Purpose and Fairness of the Offer," including but not limited to the present market price of the Common Shares and the value of the Company on a forward-basis. In the first week of April, Aaron and Jacob Herzog proposed to offer the shareholders $.80 per share (the "Common Share Offer Price"), a figure they deemed fair. David Ben-David agreed that the suggested Common Share Offer Price seemed fair and reasonable under the circumstances, but requested that the Board await the receipt of Rodman's Fairness Opinion prior to making a final determination.

         Having completed its assessment, the Board preliminarily approved a resolution to engage in the Offer with a view to engaging in the Transaction on April 25, 2001.

         On April 30, 2001, the Board received the Fairness Opinion from Rodman stating that the Common Share Offer Price was fair to unaffiliated shareholders from a financial point of view. The Offer to Purchase was filed with the Commission shortly thereafter.

         On May 1, 2001, the Board passed a resolution confirming the acceptance of Rodman's Fairness Opinion and authorizing the Company to make the tender offer prior to engaging in the Merger and the subsequent Transaction.

Agreements Involving the Subject Company's Securities

         The members of the Herzog Group are party to a voting agreement stipulating that they shall vote together on any matter put before the shareholders.

3. Interests of Certain Persons in the Offer

         Aaron Herzog, the Company's Chief Executive Officer and President and Jacob Herzog, its Chairman, Treasurer and Secretary, and their respective family trusts, collectively own approximately 67% of the Common Shares of the Company. The Herzog Group intends to form Curtis Acquisition Corp., an entity that the Herzog Group anticipates being able, subsequent to the completion of the Offer, to control. To the extent that holders of Common Shares accept the Offer, the Herzog Group's beneficial ownership percentage in the Company will increase proportionately. Consequently, the Herzog Group will be free to operate the business of the Company under the aegis of NewCo, after the Merger has been consummated, which would not be subject to the reporting requirements imposed by the Exchange Act. Accordingly, the members of the Herzog Group stand to benefit substantially from the Transaction. There can be no assurance that benefits will accrue to the shareholders of the Company to a comparable degree, if at all.

         The address for Messrs. Herzog is care of the Company at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1.

4. Material Federal Income Tax Consequences

         This summary of federal income tax consequences is not intended to be a complete discussion of all possible federal income tax consequences that shareholders may have by selling their Common Shares in the Offer to Purchase. It is not intended as a substitute for careful tax planning. The applicability of federal income tax laws to shareholders owning Common Shares will vary from one shareholder to another, depending upon each shareholder's tax situation. Accordingly, shareholders are advised to consult with their own attorneys, accountants and other tax advisors as to the effect on their own tax situation of selling their Common Shares.

          The following discussion of the federal income tax consequences does not purport to discuss all aspects of federal, state and local tax laws which may affect shareholders. Instead, it focuses on the federal income tax consequences of a typical shareholder. This discussion of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and upon regulations, revenue rulings, court decisions and administrative authorities governing the Code, as of the date of this Offer to Purchase, and related documents and factual representations made by the Company. Many of the provisions of the Code which are discussed in this summary were added or amended by one or more of the tax acts passed by Congress from 1987 to the present, including 1999 legislation. Legislation proposed in 2000, but not signed into law or enacted, is not considered in this discussion. In many instances, the Internal Revenue Service ("IRS") has not issued regulations or rulings setting forth its interpretation of provisions discussed in this summary, or the courts have not yet ruled on relevant issues. Where neither the IRS nor the courts have provided any guidance as to their position on an issue, this summary contains an interpretation of legal counsel to the Company of such provisions, which merely represents the judgment of such legal counsel and is not binding upon the IRS or the courts. The following discussion presumes the accuracy of facts and assumptions, and continued applicability of legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change could be retroactively applied in a manner that could adversely affect the tax consequences to shareholders of disposing of the Common Shares.

         Furthermore, in an effort to provide guidance to taxpayers as expeditiously as possible, the IRS in many cases adopts its proposed regulations in temporary form or issues announcements or notices of its position. Temporary regulations, announcements and notices may differ significantly from, or be contrary to, the interpretation ultimately adopted by the IRS or the courts. Where the IRS has not released any guidance as to its position, the interpretations in this Offer to Purchase may be based almost entirely upon Tax Counsel's interpretation of the Code provisions. There can be no assurance that Tax Counsel's interpretation will prove to be correct in light of future IRS or judicial decisions. Shareholders are urged, therefore, to seek independent advice in evaluating the merits of this discussion, and specifically, evaluating those provisions of the Code which may have a material affect on the disposition of Common Shares.

          The discussion below is directed primarily to shareholders who own Common Shares in the Company and who are United States persons (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to shareholders in light of each individual shareholder's particular circumstances. In particular, if a shareholder holds Common Shares in the name of a partnership, corporation, trust or estate, or if shareholders are subject to special rules, such as certain financial institutions, tax exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities or traders in securities who elect to mark-to-market, or if shareholders own Common Shares of the Company as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, then such shareholders should seek independent advice in evaluating the merits of this discussion and, specifically, in evaluating the provisions of the Code which may have a material effect upon a decision to dispose of Common Shares in the Company. Furthermore, the discussion deals only with Common Shares held as "capital assets" within the meaning of
Section 1221 of the Code.

Sale or Exchange Treatment for Shareholders

         Assuming that the Company purchases all of the Common Shares that shareholders own in the Company so that their interest in the Company is completely terminated, then each individual shareholder will, upon the sale of the

Common Shares, recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount realized and their adjusted tax basis in the Common Shares so purchased. Such gain or loss will be long-term capital gain or loss if the Common Shares were held for more than one year. Shareholders are required to hold their Common Shares for more than one year in order for the investment to qualify as a long-term capital gain, which is subject to an effective maximum federal income tax rate of 20%. If shareholders sell their Common Shares after having held them more than five years, such shareholders may qualify for a lower maximum federal income tax rate on the long-term capital gain. If shareholders sell their Common Shares at a profit within 12 months of purchasing them, any gain would be taxed at ordinary income tax rates. Any loss upon the sale of their Common Shares will generally be a capital loss. Net capital losses may offset no more than $3,000 of ordinary income in the case of individuals and may only offset capital gain in the case of a corporation. If the shareholder is an individual, unused portions of such capital loss can be carried over to be used in later tax years until such net capital loss is exhausted. If the Common Shares are held in the name of a corporation, an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to offset capital gains.

The Company May be Required to Withhold Taxes from Payments Otherwise Made to Shareholders

         Under certain circumstances, the Company is required to engage in backup withholding. Under Code ss. 3406, the Company may be required to withhold 31% of the distributions (known as "backup withholding") that would otherwise be made to shareholders. These rules apply to shareholders who fail to furnish information to the Company or if the Company receives a notice that a shareholder has failed to include interest or dividend payments on returns that were to have been filed with the IRS. Any tax that is withheld can be claimed as a credit on a shareholder's federal income tax return. Shareholders should consult with their own tax advisor as to the impact of the backup withholding rules upon such shareholder's situation. These rules may apply whether the payments are treated as capital gain transactions or as dividend distributions under the discussion immediately above.

Conclusion Regarding Tax Treatment of the Company and Shareholders

         This synopsis of the federal income tax consequences is not intended to be a complete summary of the tax consequences to shareholders of accepting the Offer to Purchase, nor is it intended as a substitute for careful tax planning. The applicability of the tax laws to shareholders will vary from one shareholder to another, depending upon each such shareholder's individual tax situation. Accordingly, shareholders are advised to consult with one of their own attorneys, accountants and other personal tax advisors as to the effect on their tax situation of the proposed purchase of the Common Shares.

         Shareholders should also be aware that any sale of the Common Shares will likely have income tax consequences to them under state income tax laws, depending upon the state in which they are domiciled. Shareholders should consult their tax advisor about the income tax impact upon them of any state income taxation of the offered Common Shares if they believe they may be subject to state income taxation.

         The federal income tax discussion set forth above is included for general information only. Shareholders are urged to consult their tax advisor with respect to the specific tax consequences to them of the Offer, including federal, state, local and foreign tax consequences.


5. Financing of the Offer

         The total amount of funds required by the Company to purchase all the outstanding Common Shares, other than those owned by the Herzog Group, is expected to be approximately $1.37 million. The Company will provide the funds needed from cash, cash equivalents and other marketable securities. The Company currently has $2,036,000 in cash, cash-equivalents and marketable securities.


6. Beneficial Ownership of the Common Shares

         The following table sets forth certain information regarding beneficial ownership of the Common Shares as of May 30, 2001 by (a) each shareholder who is known by the Company to beneficially own, directly or indirectly, more than 5% of the Common Shares, (b) each executive officer of the Company, (c) each director of the Company and (d) all directors and executive officers of the Company as a group. As of May 30, 2001, there were 5,263,245 Common Shares outstanding, of which the Herzog Group owns 3,548,000.



                                                             Percentage of
                                                             Common Shares
Name (1)                         Common Shares Held          Outstanding (2)
--------                         ------------------          ---------------
Aaron Herzog(3) (5)                  1,799,000                       34%

Jacob Herzog (4)(5)                  1,799,000                       34%

David Ben-David (6)                     12,500                         *

All Executive Officers and
Directors as a Group                 3,610,500                     68.3%


* Less than one percent.

(1) Unless otherwise indicated, the address of each person listed below is c/o Curtis International Ltd., at 315 Attwell Drive, Etobicoke, Ontario, M9W
5C1.

(2) Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(3)  Consists of: (i) 1,689,208 Common Shares owned directly by Aaron Herzog;
(ii) 84,792 Common Shares owned by the A&E Herzog Family Trust of which Aaron Herzog and Evelyn Fisher Herzog are the Trustees; and (iii) 25,000 Common Shares issuable upon the exercise options granted under the Company's Stock Option plan.

(4) Consists of: (i) 1,663,882 Common Shares owned by Jacob Herzog; (ii) 110,118 Common Shares owned by the Herzog Family Trust of which Jacob Herzog, Beatrice Herzog and Aaron Grubner are the Trustees; and (iii) 25,000 Common Shares issuable upon the exercise of options granted under the Company's Stock Option plan.

(5) Aaron and Jacob Herzog, the members of the Herzog Group, are parties to a voting trust agreement which provides that they will vote their Common Shares together.

(6) Consists of 12,500 Common Shares issuable upon the exercise of options granted under the Company's Stock Option Plan. The exercise price of the options is higher than the Common Share Offer Price.

7. Transactions and Arrangements Concerning the Common Shares

         To the Company' knowledge, no transaction in the Common Shares has been effected during the past two (2) years by the Company or its executive officers, directors, affiliates or subsidiaries, or by any executive officers, directors or affiliates of its subsidiaries other than the 95,400 Common Shares repurchased by the Company for cancellation on August 10, 2000, and the 14,500 Common Shares repurchased by the Company for cancellation on December 1, 2000 under the repurchase program. Both transactions were recorded as reductions of capital stock and both purchases were made at the then prevailing market price, to wit, $1.00 and $0.75 per share, respectively.

8. Certain Effects of the Transaction

Reduced liquidity of the Common Shares

         Trading in the Common Shares has been very limited. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer." There can be no assurance that any trading market will exist for the Common Shares following consummation of the Offer. The extent of the public market for the Common Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Common

Shares on the part of securities firms, and other factors. An issue of securities with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Common Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Common Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Common Shares that are not tendered or purchased to be more volatile. It must be considered highly unlikely that there will be a public market after the consummation of the Offer.

         In addition it is, in point of fact, the express intention of the Herzog Group that there not be a public market for the Common Shares at all. Any Common Shares acquired by the Company in the Offer will be cancelled. Shareholders who remain shareholders of the Company after the Offer has expired will have their Common Shares converted, through the Merger, into redeemable preferred shares of NewCo, which will then be immediately redeemed with no consent required on the part of such preferred shareholders as a measure necessary to the completion of the Transaction.

Exchange Act Registration

         The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may, given the conditions applicable to the Company, be terminated upon application of the Company to the Commission if the Common Shares are no longer held by no less than 300 holders of record. If the Exchange Act registration for the Common Shares is terminated as a result of the Offer, the amount of information publicly available to the remaining shareholders of the Company would be significantly reduced, which could adversely affect the trading market and market value for the remaining Common Shares.

         However, the Company intends to engage in the Merger followed immediately thereafter by the Transaction, which will result in the cancellation of all outstanding Common Shares. The termination of the registration of the Common Shares under the Exchange Act will occur by virtue of their extinction.

The Merger

         The reason the Offer for the Common Shares is being tendered is that the Herzog Group intends that the Company go private, which will be accomplished through the Merger followed by the Transaction. Unless every shareholder of the Common Shares accepts the Offer, the Herzog Group intends to achieve its aims through merging the Company with the Acquisition Corp. The Herzog Group controls more than 662/3% of the issued and outstanding Common Shares, which is the percentage required to bring its plans to fruition. Any Common Shares tendered through the Offer described herein will increase the Herzog Group's percentage ownership in the Company through the concomitant reduction in the number of Common Shares outstanding. The separate corporate existence of the Company shall cease, and the Company and the Acquisition Corp. shall become one merged corporation, referred to herein as NewCo. Shareholders of the Common Shares who do not accept the Company's Offer will have their currently issued and outstanding Common Shares converted into shares of redeemable, non-voting preferred stock of NewCo. Consequently, the current shareholders of the Common Shares who do not accept the Company's Offer will possess shares in a private company that will immediately be redeemed with no consent required on the part of the shareholders, whether on the conversion or the redemption. The shareholders are to be granted rights of appraisal under the Ontario Act, but it is impossible to predict what the court of competent jurisdiction would determine the fair market value of the Common Shares to be. In addition, the Canadian withholding tax will in all likelihood be applied to the Company's shareholders who are not Canadian residents unless such shareholders accept the Offer, though such shareholders have the right, at their own expense, to apply for an exemption from the withholding.

         Management of the Company has regretfully concluded that the market price of the Common Shares will not rise to a satisfactory level in the future. Having drawn that conclusion, and seeing no advantage in remaining public, the Company could at far lesser expense have proceeded directly to the Merger described herein. However, the Company's management does not believe that such a course of action would have been in the best interests of the Company's shareholders, in contrast to the Offer made to shareholders hereby. The terms of the Offer to Purchase represent, in the belief of the Company's management, the best means currently available in providing value to its shareholders: Not only are shareholders provided a significant premium over the current market price and are not subject to the Canadian withholding tax, but are spared the expenditure of time, effort and personal funds in pursuing appraisal rights or a refund from the Canadian government.

                                    THE OFFER

1. Terms of the Offer
         Upon the terms and subject to the conditions of the Offer, the Company will purchase all Common Shares at a purchase price of $0.80 net per share, in cash, without interest, that are validly tendered and not withdrawn prior to the expiration of the Offer. There are no accrued dividends on the Common Shares. If at the Expiration Date, all of the Common Shares have not been tendered, the Company may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the shareholder's right to withdraw the Common Shares. See "THE OFFER--4. Withdrawal Rights."

         Subject to the applicable regulations of the Commission, the Company also reserves the right, in its sole discretion, at any time or from time to time, to: (a) terminate the Offer (whether or not any Common Shares have been purchased) if any condition referred to in "THE OFFER--8. Conditions to the Offer" has not been satisfied or upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer"; and (b) waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. The Company acknowledges (a) that Rule 14e-l(c) under the Securities Act requires it to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer and (b) that the Company may not delay purchase of, or payment for, any Common Shares upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer" without extending the period of time during which the Offer is open.

         The rights the Company reserves in the preceding paragraph supplement but do in no form replace its rights described in "THE OFFER--8. Conditions to the Offer". Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Common Shares), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

         If the Company makes a material change in the terms of the Offer, or if the Company waives a material condition to the Offer, the Company will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Company decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, the Company will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

         Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in "THE OFFER--8. Conditions to the Offer". The Company reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Company may elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Common Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; or (b) terminate the Offer and not accept for payment any Common Shares and return all tendered Common Shares to tendering shareholders. In the event that the Company waives any condition set forth in "THE OFFER--8. Conditions to the Offer", the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Company disseminates information concerning such waiver.

         This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Common Shares.

2. Acceptance for Payment and Payment

         Upon the terms and subject to the conditions of the Offer (including, if the Company extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), the Company will purchase, by accepting for payment, and will pay for, all Common Shares validly tendered and not properly withdrawn (as permitted under "THE OFFER--4. Withdrawal Rights") promptly after the Expiration Date if all of the conditions to the Offer set forth in "THE OFFER--8. Conditions to the Offer" have been satisfied or waived on or prior to the Expiration Date.

         In all cases, the Company will pay for the Common Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Common Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Common Shares into the Depositary's account at Continental (referred to herein, where appropriate, as the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares";
(b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires. Accordingly, payment may be made to tendering shareholders at different times. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Common Shares" for a description of the procedure for tendering Common Shares pursuant to this Offer.

         The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Common Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce that agreement against the participant.

         For purposes of the Offer, the Company will be deemed to have accepted for payment, and purchased, Common Shares validly tendered and not withdrawn if, as and when the Company gives oral or written notice to the Depositary of acceptance of the Common Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Common Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to validly tendering shareholders.

         Under no circumstances will the Company pay interest on the Common Share Offer Price for the Common Shares, regardless of any extension of the Offer or any delay in making such payment.

         If the Company does not purchase any tendered Common Shares pursuant to the Offer for any reason, or if shareholders submit Share Certificates representing more Common Shares than they wish to tender, the Company will return Share Certificates representing unpurchased or untendered Common Shares, without expense to the shareholder (or, in the case of Common Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", the Common Shares will be credited to an account maintained within the Book-Entry Transfer

Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

         If, prior to the expiration date, the Company increases the price offered to holders of Common Shares in the Offer, the Company will pay the increased price to all holders of Common Shares that it purchases in the Offer, whether or not the Common Shares were tendered before the increase in price.

3. Procedures for Accepting the Offer and Tendering the Common Shares

         To tender Common Shares pursuant to this Offer, shareholders must deliver before the expiration of this Offer to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (1) either (a) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (b) an Agent's Message in connection with a book-entry delivery of Common Shares and (2) either (a) the Share Certificates for the tendered Common Shares must be received by the Depositary at one of such addresses, (b) the Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (c) shareholders must comply with the guaranteed delivery procedures described below.

         The method of delivery of Common Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the shareholder's option and sole risk, and delivery will be considered made only when the Depositary actually receives the Common Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, shareholders should allow sufficient time to ensure timely delivery.

Book-Entry Transfer

         The Depositary will make a request to establish an account with respect to the Common Shares at the Book-Entry Transfer Facility for the purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Common Shares by causing the Book-Entry Transfer Facility to transfer the Common Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Common Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or shareholders must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

 Signature Guarantees

         A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on the Letter of Transmittal, unless the Common Shares tendered are tendered (a) by a registered holder of Common Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

         If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Common Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery

         If shareholders want to tender Common Shares in the Offer but do not have Share Certificates immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, such Common Shares may nevertheless be tendered if shareholders comply with all of the following guaranteed delivery procedures:

         (a) the tender is made by or through an Eligible Institution;

         (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by the Company, on or before the Expiration Date; and

         (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Common Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery.

         Shareholders may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

         Notwithstanding any other provision of the Offer, the Company will pay for Common Shares only after the conditions to the Offer have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Common Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Common Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

Backup Federal Income Tax Withholding

         Under the backup federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those shareholders pursuant to the Offer. To prevent backup federal income tax withholding, shareholders must provide the Depositary with their correct taxpayer identification number and certify that they are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

Determination of Validity

         All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Common Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

         The Company' interpretation of the terms and conditions of the Offer will be final and binding. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Company. None of the Company nor any of its affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Binding Agreement

         The Company' acceptance for payment of Common Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Company and each individual shareholder upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights

         Except as described in this Section 4, tenders of Common Shares made in the Offer are irrevocable. Shareholders may withdraw Common Shares that they have previously tendered in the Offer at any time on or before the Expiration Date.

          In order for the withdrawal to be effective, shareholders must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the shareholder's name, the number of Common Shares that such shareholder wants to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Common Shares as shown on the Share Certificate, if different from such shareholder's name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, shareholders must submit the serial numbers shown on the particular certificates evidencing the Common Shares to be withdrawn and an Eligible Institution, as defined in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," must guarantee the signature on the notice of withdrawal, except in the case of Common Shares tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Common Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Shareholders may not rescind a withdrawal of Common Shares. Any Common Shares that shareholders withdraw will be considered not validly tendered for purposes of the Offer, but shareholders may tender their Common Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares."

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding. Neither the Company, any of its respective affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Price Range of the Common Shares; Dividends

         The Company's Common Shares are traded in the Nasdaq SCM under the symbol "CURT." The following table sets forth for the periods indicated the range of the high and low bid quotations for the Company's Common Shares as quoted on the Nasdaq SCM. The reported bid quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

 2001
                                    HIGH             LOW
                                    ----             ----
         1st Quarter                $0.75            $0.531
         2nd Quarter to date        $0.78            $0.47

 2000
                                    HIGH             LOW
         1st Quarter                $3.219           $1.875
         2nd Quarter                $2.0             $0.938
         3rd Quarter                $1.688           $0.906
         4th Quarter                $1.313           $0.625

1999
                                    HIGH             LOW
                                    ----             ----
         1st Quarter                $6.125           $5.25

         2nd Quarter                $7.125           $5.5
         3rd Quarter                $7.125           $1.75
         4th Quarter                $3.125           $1.531

         The closing price for the Common Shares on April 27, 2001, was $0.44. See, e.g., http://quotes.nasdaq.com.

         Although the Company expects any untendered Common Shares to continue to be traded after the consummation of the Offer, to the extent that the Common Shares are traded, the prices of Common Shares may fluctuate depending on the trading volume and the balance between buy and sell orders. The Company believes that the trading market for the Common Shares that remain outstanding after the Offer will be very limited. See "SPECIAL FACTORS--8. Certain Effects of the Transaction--Reduced Liquidity of the Common Shares".

         The Company and its affiliates, including its executive officers and directors, will be prohibited under applicable federal securities law from repurchasing additional Common Shares outside of the Offer until at least the 10th business day after the Expiration Date. Following such time, if any Common Shares remain outstanding, the Company may purchase additional Common Shares in the open market, in private transactions, through a subsequent offer, or otherwise, any of which may be consummated at purchase prices higher or lower than that offered in the Offer described in this Offer to Purchase. The decision to repurchase additional Common Shares, if any, will depend upon many factors, including the market price of the Common Shares, the results of the Offer, the business and financial position of the Company, and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to shareholders than the terms of the Offer as described in this Offer to Purchase. In addition, the Company intends to effectuate the Merger, whereby the Common Shares will be converted into shares of NewCo, a private company.

         As of April 30, 2001, there were 18 registered holders of the Common Shares. Dividends on the Common Shares have never been paid. There are no accrued dividends on the Common Shares. The Company has no present intention to pay dividends on the Common Shares in the near future.

6. Possible Effects of the Offer on the Market for the Common Shares and Exchange Act Registration

         The purchase of the Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise be traded and the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public and have other consequences with respect to the Exchange Act registration of the Common Shares. See "SPECIAL FACTORS--8. Certain Effects of the Transaction" and "THE OFFER--8. Conditions to the Offer."

7. Certain Information Concerning Curtis International Ltd.

General

         The Company is an Ontario corporation with its principal executive offices located at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1 and its phone number is (416) 674-2123.

Directors and Executive Officers

         Each of the persons named below was elected to serve as a member of the Company's Board of Directors until the 2001 Annual Meeting of Stockholders or until his successor shall have been duly elected and qualified. The names of the current directors and certain information about them, as of May 30, 2001, are set forth below.


  Name                     Age                                    Position
  -----                    ---                                    --------
Aaron Herzog                40                    President, Chief Executive Officer and Director
Jacob Herzog                49                    Chairman, Treasurer and Secretary
David Ben-David             39                    Director


         Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

         Aaron Herzog is a co-founder of Curtis International Ltd., and has served as the Company's President, Chief Executive Officer and Director since its formation in 1990. Mr. Herzog also acts as sales director of the Company. Mr. Herzog earned a degree in Management from McGill University in 1981.

         Jacob Herzog is a co-founder of Curtis International Ltd., and has served as the Company's Chairman, Treasurer, Secretary and Director since its formation in 1990. Mr. Herzog has been in the consumer electronics business since the early 1970's.

         David Ben-David has been a Director of the Company since August 1998. From July 1990 - June 1997, Mr. Ben-David served as Vice President and Chief Financial Officer of NSI Communications, Inc. From June 1997 -present, Mr. Ben-David has served as President and Chief Operating Officer of NSI Communications, Inc. NSI Communications, Inc. is a manufacturer of communications products. Mr. Ben-David earned a B.A. in Economics in 1983 from Bar Ilan University in Israel, an M.B.A. in 1987 from McGill University and a Public Accountant degree in 1989 from McGill University.

         Aaron Herzog and Jacob Herzog are brothers. There are no other family relationships among the Company's directors and executive officers.

         All the Company's directors and executive officers are citizens of Canada.

         During the last five years, to the best knowledge of the Company, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Available Information

         The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of certain dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the Commission's world-wide web site at www.sec.gov.

Historical Financial Information

         The audited financial statements set forth on pages F-2 through F-20 of the Company' Form 10-K for the fiscal year ended May 31, 2000 and the unaudited financial statements in the Company' Forms 10-Q for the fiscal quarters ended August 31, 2000, November 30, 2000 and February 28, 2001 are hereby incorporated by reference into this Offer to Purchase. Such reports, documents and other financial information may be inspected and copies may be obtained from the Commission in the manner set forth above.

Summary Financial Information

         A summary of the financial information is provided below. For complete rendition of such financial information, see immediately above.


Income Statement Data:

                                                           February 28, 2001*      May 31, 2000        May 31, 1999
                                                           -----------------       ------------        ------------
Net Sales...........................................           $35,873,160         $42,612,206          $39,309,062

Gross Margin........................................             5,963,716           7,670,593            7,266,563
Other Expenses.....................................              6,798,378           4,878,426            4,814,041


Income from continuing operations...................              (834,662)          2,792,167            2,452,522

Income from continuing operations per share.........                 (0.16)               0.52                 0.53

Net income..........................................              (443,798)          1,649,105            1,343,757

Basic Earnings Per Share............................                 (0.08)               0.31                 0.29

Weighed Average Number of Common Shares.............             5,297,426           5,373,145            4,591,162


* As of the nine months ended on such date

Balance Sheet Data:
-------------------


                                                           February 28, 2001       May 31, 2000        May 31, 1999
                                                           -----------------       ------------        ------------
Current Assets......................................           $11,775,746         $13,227,924         $13,777,744

Total assets........................................           $12,484,516         $14,079,208         $14,663,946

Total liabilities...................................           $ 1,638,662         $ 2,512,157         $ 4,494,470




Shareholders' Equity:
--------------------

                                                           February 28, 2001       May 31, 2000        May 31, 1999
                                                           -----------------       ------------        ------------
Capital Stock.......................................            $7,236,199          $7,342,163          $7,342,163

Cumulative Translation Adjustment...................              (470,027)           (298,592)            (47,062)

Retained Earnings...................................             4,079,682           4,253,480           2,874,375

Shareholders' equity................................           $10,845,854         $11,567,051         $10,169,476

Book Value per Common Share.........................                 $2.05               $2.15               $2.21

Total Liabilities and Shareholders' Equity..........           $12,484,516         $14,079,208         $14,663,946

8. Conditions to the Offer

         Notwithstanding any other term of the Offer, the Company will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Common Shares after the termination or withdrawal of the Offer), pay for any Common Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:

(1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any shareholder of the Company or any other person or party (A) challenging the acquisition of any Common Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company' directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Company' shareholders;

(2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (2) above;

(3) there will have occurred (A) any general suspension of, shortening of hours for or limitation on prices for trading in the Common Shares in the over-the-counter market (whether or not mandatory), (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (E) in the case of any of the situations described in clauses (A) through (D) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

(4) there will have occurred or be likely to occur any event or series of events that, in the reasonable judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Company of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Company; which, in the reasonable judgment of the Company, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Common Shares.

         The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by the Company regardless of the circumstances giving rise to such condition or may, prior to the expiration of the Offer, be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If any condition to the Offer is not satisfied or waived by the Company prior to the Expiration Date, the Company reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered Common Shares to the tendering shareholders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all Common Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Common Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

         The Company acknowledges that the Commission believes that (a) if the Company is delayed in accepting the Common Shares it must either extend the Offer or terminate the Offer and promptly return the Common Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the

Offer.

9.  Legal Matters

         The Company is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Company' acquisition of Common Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Common Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought and if such approval could not be obtained in a timely manner, the Offer would be terminated.

         On June 19, 2001, the Company was served with a summons and complaint (the "Complaint") filed in the United States District Court, Southern District of New York, on June 14, 2001. The named plaintiff in the action is Anthony Chiarenza. The Complaint was filed on behalf of the named plaintiff and any other shareholder willing to participate as members of a class. The Complaint also names Aaron Herzog, Jacob Herzog and David Ben-David as defendants.

         The Complaint alleges violations of Section 14 of the Exchange Act,
Section 20 of the Exchange Act and breach of fiduciary duty as against the shareholders. The claim under Section 14 is asserted against the Company and its directors, and consists principally of allegations that such persons made materially false and/or misleading statements in connection with the Offer. The claim under Section 20 is asserted against the Company's directors, and consists principally of allegations that such persons, in their capacity of controlling persons of the Company, did not prevent the wrongful conduct complained of. The claim with respect to fiduciary duty is asserted against the individuals named in the Complaint and is based on principles of common law. The claim alleges that the Company's directors violated their fiduciary duty to the shareholders. The Complaint does not name a particular sum allegedly owed to the complaining shareholders.

         Each named defendant categorically and unequivocally denies the claims made in the Complaint, deeming them to be utterly false and devoid of any merit whatsoever be it in fact or law. The Company intends to vigorously defend the action, as do the other named defendants.

         In addition, the Company is reviewing all of its options and expressly reserves the right to pursue any course of action recommended to it by its counsel at a future date.

10. Fees and Expenses

         Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that the Company will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer. Estimated fees and expenses to be incurred by the Company in connection with the Offer are as follows:

Depositary Fees..................................................$ 3,500
Legal, Accounting and Other Professional Fees.................... 80,000
Printing and Mailing Costs.......................................  7,500
Commission Filing Fees...........................................  1,077
Miscellaneous....................................................  5,000
                                                                 =======

Total............................................................$97,077
                                                                 =======


         Directors, officers and regular employees of the Company and its affiliates (who will not be specifically compensated for such services) may contact shareholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Common Shares. The Company will reimburse its affiliates for the time that the employees of such affiliates spend performing such services.

         Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

11. Miscellaneous

         The Depositary for the Offer is Continental Stock Transfer & Trust Company. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer to Purchase. The Company will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

         The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

         Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Common Shares pursuant to the Offer.

         The Company is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares, the Company will make a good faith effort to comply with that state statute. If, after a good faith effort, the Company cannot comply with the state statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, the holders of Common Shares in that state.

         The Company has filed with the Commission a combined Tender Offer Statement on Schedule TO-I and Rule 13E-3 Transaction Statement on Schedule 13E-3 together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such Schedule TO-I/13E-3. The Schedule TO-I/13E-3 and any exhibits or amendments may be examined and copies may be obtained from the Commission in the same manner as described in "THE OFFER--7. Certain Information Concerning the Company" with respect to information concerning the Company except that copies will not be available at the regional offices of the Commission.

         The Company has not authorized any person to give any information or to make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, shareholders should not rely on any such information or representation as having been authorized.

         Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                     The Information Agent for the Offer is:



                        [LOGO] MACKENZIE PARTTNERS, INC.




                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885